

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 30, 2010

<u>VIA U.S. Mail and Facsimile (617-624-0333)</u>

Edward J. Gildea
Chief Executive Officer
Converted Organics Inc.
137A Lewis Wharf
Boston, MA 02110

Re: Converted Organics Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 23, 2010

Dear Mr. Gildea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file a revised preliminary proxy statement, revising the first paragraph on page four to explain why the company has the right disclosed in the second sentence on page four. Additionally please disclose under what circumstances and for what reasons the company might exercise the right.

2. Please revise proposal two to clarify that shareholders are voting on the removal of the floor, as noted on page five.

3. We note that proposals two and four relate to the modification of securities and that proposal three relates to the issuance of securities. Please revise to include the

information required by Item 13 of Schedule 14A. See Items 11, 12, and 13 of Schedule 14A.

4. We note that proposals two and three currently cross-reference the proposal one discussion. Please revise proposals two and three to include separate discussions for each.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor